June 21, 2017

VIA FEDERAL EXPRESS, EMAIL AND THE EDGAR SYSTEM

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attention: Perry J. Hindin, Special Counsel

Re:	World Point Terminals, LP

Schedule TO-T filed by World Point Terminals, Inc.

Filed June 2, 2017

SEC File No. 005-87885

Schedule 13E-3 filed on June 2, 2017

Filed by World Point Terminals, Inc., World Point Terminals, LP and WPT GP, LLC

File No. 005-87885

Dear Mr. Hindin:

On behalf of our client World Point Terminals, Inc. (the “Offeror”), we are responding to the comments on (i) the Schedule TO filed by the Offeror with the Securities and Exchange Commission (the “Commission”) on June 2, 2017 and (ii) the Schedule 13E-3 filed by the Offeror, World Point Terminals, LP (the “Partnership”) and WPT GP, LLC, the sole general partner of the Partnership (the “General Partner” and, together with the Offeror and the Partnership, the “Filing Persons”) on June 2, 2017, provided by the Staff of the Commission (the “Staff”) by letter dated June 15, 2017 (the “Comment Letter”). In conjunction with the responses contained in this letter (which is also being filed via EDGAR), the Offeror is concurrently filing with the Commission an amendment to the Schedule TO, and the Filing Persons are concurrently filing with the Commission an amendment to the Schedule 13E-3, which reflect revisions made to these documents to address the Staff’s comments contained in the Comment Letter.

The Offeror’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. All defined terms used herein have the same meanings as in the Schedule TO.

To the extent any responses relate to information concerning the Partnership or the General Partner, such responses are included in this letter based on information provided to us by the Partnership or the General Partner, as applicable.

Securities and Exchange Commission

June 21, 2017

Schedule 13E-3

Item 7. Purposes, Alternatives, Reasons and Effects

1.	Staff Comment: Refer to the disclosure on page 28 of the Offer to Purchase. Please revise to disclose the effect of the Rule 13e-3 transaction on the Offeror’s interest in the net book value and net earnings of the subject company in terms of dollar amounts. Refer to Instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the discussion in the Offer to Purchase under “Special Factors—Section 5—Effects of the Offer and the Buyout” has been revised to disclose the effect of the Offer, the Buyout and the other transactions contemplated by the Transaction Agreement on the Offeror’s interest in the net book value and net earnings of the Partnership in terms of dollar amounts, pursuant to Instruction 3 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction

2.	Staff Comment: All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in the Offer to Purchase under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” does not appear to address the factors described in clauses (i), (iv), (vi) and (vii) of Instruction 2 to Item 1014. If the Offeror did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

In response to the Staff’s comment, the discussion in the Offer to Purchase under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” has been amended to address the factor described in clause (i) of Instruction 2 to Item 1014 of Regulation M-A by including a statement that the Offeror expressly adopted the Conflicts Committee’s analysis and discussion of the relationship of the Offer Price to the current and historical market prices of the Units, as described in the Schedule 14D-9.

In addition, the discussion in the Offer to Purchase under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” has been amended to include a discussion of the Offeror’s analysis of each of the factors described in clauses (iv), (vi) and (vii) of Instruction 2 to Item 1014 of Regulation M-A.

Securities and Exchange Commission

June 21, 2017

3.	Staff Comment: Please note that if the Offeror based its fairness determination on the analysis and discussion of these factors undertaken by others, then the Offeror must expressly adopt the analysis and discussion as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the Offeror expressly adopted the analysis and discussions of the Conflicts Committee, Evercore, Baird or other applicable parties, and identify which factors described in clauses (i), (iv), (vi) and (vii) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent that the Offeror did not adopt another party’s analysis and discussion or such adopted analysis and discussion does not address each of the factors described in clauses (i), (iv), (vi) and (vii) of Instruction 2, please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

As indicated in our response to the Staff’s previous comment, the discussion in the Offer to Purchase under “Special Factors—Section 4—The Offeror’s Position Regarding Fairness of the Transaction” has been amended to include a statement that the Offeror expressly adopted the Conflicts Committee’s analysis and discussion of the factor described in clause (i) of Instruction 2 to Item 1014 of Regulation M-A.

In addition, the Offer to Purchase has been amended to include a discussion of the Offeror’s analysis of each of the factors described in clauses (iv), (vi) and (vii) of Instruction 2 to Item 1014 of Regulation M-A.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

4.	Staff’s Comment: We note that Baird performed a Selected Comparable Partnerships Analysis and Selected Comparable Precedent Transactions Analysis. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

In response to the Staff’s comment, please be advised that Baird applied all selection criteria consistently and that no company or transaction was deliberately excluded from the samples. The disclosures in the Offer to Purchase under “Special Factors—Section 6— Analysis Provided by the Financial Advisor to the Offeror Special Committee General” has been revised to clarify the foregoing.

Securities and Exchange Commission

June 21, 2017

5.	Staff’s Comment: We note the disclosure on page 18 that on May 11, 2017, “Baird presented various valuation methodologies that they used for their valuation analysis and the value range per Unit indicated by each such analysis.” We also note the disclosure on page 19 that on May 19, 2017, “Baird presented an updated financial analysis with respect to the Second May 2017 Proposal.” Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Baird during the special committee’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits.

In response to the Staff’s comment, the disclosure in the Offer to Purchase under “Special Factors—Section 6— Analysis Provided by the Financial Advisor to the Offeror Special Committee General” has been revised to more clearly state that the May 19 presentation was substantially the same as the presentation made on May 11, updated only to reflect changes in market prices and other publicly available information. In addition, the Schedule 13E-3 has been amended to add the May 11 presentation as an exhibit to the Schedule 13E-3.

6.	Staff’s Comment: Based on the disclosure in Item 13 of the Schedule 13E-3, it appears that the filing parties are intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) – including 1010(c)(4) and (c)(5) – must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) and (c)(5) of Regulation M-A.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the subject company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the subject company has any fixed charges.

Securities and Exchange Commission

June 21, 2017

In response to the Staff’s comment, the discussion in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Partnership” has been amended to disclose the following information:

(i)	the Partnership’s ratio of earnings to fixed charges (computed in a manner consistent with Item 503(d) of Regulation S-K) for each of the fiscal years ended December 31, 2015 and December 31, 2016, respectively, and each of the three-month periods ended March 31, 2016 and March 31, 2017, in accordance with Item 1010(c)(4) of Regulation M-A; and

(ii)	the Partnership’s book value per Unit as of March 31, 2017, in accordance with Item 1010(c)(5) of Regulation M-A.

Schedule TO

Offer to Purchase

Special Factors

Analysis Provided by the Financial Advisor to the Offeror Special Committee General, page 34

7.	Staff’s Comment: We note the statement in this section that “Baird may have considered various assumptions…” in performing its financial analyses. Please revise to disclose such assumptions.

Please be advised that the partial quote referenced in the Staff’s comment is a reference to assumptions described in the summary of Baird’s analysis and in the related exhibits, not to any undisclosed assumptions, and speaks to the relative probability of the various disclosed assumptions actually occurring. Given that Baird did not provide any opinion as to the fairness of the subject transactions (as disclosed in the first paragraph of the below referenced section of the Offer to Purchase), the disclosure in the Offer to Purchase under “Special Factors—Section 6— Analysis Provided by the Financial Advisor to the Offeror Special Committee General” has been revised to clarify that Baird did not form an opinion on the probability of any assumptions being more or less likely to occur than other assumptions.

Securities and Exchange Commission

June 21, 2017

The Offer, page 58

Source and Amount of Funds, page 72

8.	Staff’s Comment: We note that the Offeror may fund purchases pursuant to the tender offer with “committed borrowings of the Offeror and its affiliates.” Accordingly, please provide the disclosure required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

In response to the Staff’s comment, the discussion in the Offer to Purchase under “The Offer—Section 10—Source and Amount of Funds” has been amended to disclose that although, at the Acceptance Time, the Offeror will have sufficient cash and marketable securities on hand to pay the Offer Price for all of the Units tendered pursuant to the Offer, and on the Closing Date, the Offeror will have sufficient cash and marketable securities on hand to pay the Buyout Price for all of the Units purchased pursuant to the Buyout, in order to avoid liquidating marketable securities on hand at potentially unfavorable prices, the Offeror may choose to fund a portion of the Buyout Price with proceeds from the $200 million senior secured revolving credit facility available under the Credit Agreement, dated as of August 14, 2013 (the “Credit Agreement”), by and among Center Point Terminal Company, LLC, a wholly owned subsidiary of the Partnership, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and the lenders party thereto. The discussion in the Offer to Purchase has been further amended to include the disclosure regarding the Credit Agreement and the terms and conditions of the credit facility thereunder, pursuant to Items 1007(b) and (d) of Regulation M-A, and to file the Credit Agreement as an exhibit to the Offer to Purchase, pursuant to Item 1016(b) of Regulation M-A.

Conditions of the Offer, page 73

9.	Staff’s Comment: The second bullet point in this section indicates that the Offeror may terminate the offer if “the Formula Price (calculated as of the date immediately following the date on which the Acceptance Time is scheduled to occur) exceeds the Offer Price.” This disclosure on page 10 indicates that the Acceptance Time will occur after the expiration of the offer. We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the offer, must be satisfied or waived at or prior to expiration of the Offer. Following expiration, unless the Offeror were to extend the offer pursuant to 14e-1(d), the Offeror cannot terminate the offer based on the failure of conditions that do not relate to government regulatory approvals. Please advise or revise.

In response to the Staff’s comment, we would like to clarify that the term “Formula Price” is defined in the Transaction Agreement (which in turn is based on the applicable provisions of Section 15.1(a) of the Partnership Agreement) to mean a price per Unit equal to the greater of (i) the average daily closing price of the Units on the NYSE for the 20 consecutive trading days immediately preceding the date that is three business days prior to the date on which notice of the Buyout is given to the unitholders (which date is referred to as the “Reference Date” in the Transaction Agreement and Section 15.1(a) of the Partnership Agreement) and (ii) the highest price paid by the General Partner or any of its affiliates for any Units purchased during the 90-day period preceding the date on which such notice is given.

Securities and Exchange Commission

June 21, 2017

Pursuant to the Transaction Agreement, the General Partner and its affiliates (including the Offeror) have agreed not to purchase any Units other than pursuant to the Offer or the Buyout until the Transaction Agreement is terminated in accordance with its terms. Accordingly, for purposes of the Offer condition in question, the Formula Price will be equal to the average daily closing price of the Units on the NYSE during a “look-back” period of 20 consecutive trading days that ends on the date that is three business days prior to “the date immediately following the date on which the Acceptance Time is scheduled to occur” (i.e., as if the date on which the Acceptance Time is scheduled to occur were the Reference Date). Since the Acceptance Time will occur promptly (i.e., no later than the next business day) after the expiration of the Offer, the “look-back” period for calculating the Formula Price will end at least one business day prior to the date on which the Offer is scheduled to expire. Thus, whether the Offer condition in question has been satisfied will be objectively determined by reference to the trading data prior to the expiration of the Offer.

10.	Staff’s Comment: We note the disclosure in the last paragraph on page 74 relating to the Offeror’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Offeror fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Offeror decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Offeror may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Offeror should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Offeror’s understanding on both points in your response letter.

In response to the Staff’s comment, we hereby confirm the Offeror’s understanding that if a material condition to the Offer is triggered and the Offeror decides to waive the condition and proceed with the Offer, depending on the number of days remaining prior to the then scheduled expiration date of the Offer, the Offeror may be required to extend the Offer and recirculate new disclosure to unitholders.

Securities and Exchange Commission

June 21, 2017

We hereby further confirm the Offeror’s understanding that if an Offer condition is triggered by events that occur during the Offer period and prior to the expiration of the Offer, the Offeror will promptly inform unitholders of how the Offeror intends to proceed, unless the Offer condition in question is such that satisfaction of the condition may be determined only upon expiration of the Offer.

Incorporation of Certain Documents by Reference, page 77

11.	Staff’s Comment: We note the disclosure incorporating by reference any documents that the Partnership files pursuant to Sections 13(a), 13(c), 13(e), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase to the consummation of the transactions contemplated therein. Please note that Schedule TO does not permit forward incorporation by reference. We also remind the Offeror of its obligations under Exchange Act Rule 14d-3(b)(1) and 14d-4(d)(1). Please revise accordingly and confirm the Offeror’s understanding.

In response to the Staff’s comment, discussion in the Offer to Purchase under “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” has been amended to delete the disclosure incorporating by reference any documents that the Partnership files with the SEC after the date of the Offer to Purchase.

We hereby confirm the Offeror’s understanding of its obligations under Exchange Act Rules 14d-3(b)(1) and 14d-4(d)(1). However, we respectfully submit that the amended Offer to Purchase and the amended Schedule 13E-3 are not required to be mailed to unitholders because the supplemental disclosure contained in these amendments does not constitute a “material change” in the information previously provided to unitholders. We do not believe that the supplemental disclosure would impact any unitholder’s decision as to whether or not to tender Units pursuant to the Offer, and we note that the revised disclosure will become publicly available by virtue of filing the amended Schedule TO and the amended Schedule 13E-3 with the Commission.

*       *       *

On behalf of the Filing Persons, we hereby confirm the Filing Persons’ understanding that they are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Securities and Exchange Commission

June 21, 2017

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-2222.

Sincerely,

/s/ Dennis J. Block
Dennis J. Block
Sr. Chairman Global M&A, Greenberg Traurig, LLP

cc:	Jonathan Q. Affleck, Vice President and Chief Financial Officer, World Point Terminals, Inc.

Thomas A. Litz, Thompson Coburn LLP

Sean T. Wheeler, Latham & Watkins LLP

Thomas A. Mullen, Potter Anderson & Corroon LLP